SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

TPG SPECIALTY LENDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Cami Vice President TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,402 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,402 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,402 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* OO
*	This calculation assumes that there are 163,799 shares of common stock of TPG Specialty Lending, Inc. (the “Issuer”) outstanding as of December 2, 2011. See Item 5.

Page 2 of 13 Pages

CUSIP No. N/A	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,490.8 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,490.8 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,490.8 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 163,799 shares of common stock of the Issuer outstanding as of December 2, 2011. See Item 5.

Page 3 of 13 Pages

CUSIP No. N/A	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,528 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,528 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,528 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 163,799 shares of common stock of the Issuer outstanding as of December 2, 2011. See Item 5.

Page 4 of 13 Pages

CUSIP No. N/A	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,528 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,528 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,528 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 163,799 shares of common stock of the Issuer outstanding as of December 2, 2011. See Item 5.

Page 5 of 13 Pages

CUSIP No. N/A	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,402 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,402 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,402 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*	This calculation assumes that there are 163,799 shares of common stock of the Issuer outstanding as of December 2, 2011. See Item 5.

Page 6 of 13 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on June 27, 2011, as amended by Amendment No. 1 filed on August 2, 2011 (as amended, the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc. and Messrs. David Bonderman, James G. Coulter and Alan Waxman with respect to the common stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the fourth, fifth and sixth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“Tarrant Capital is the sole stockholder of Tarrant Advisors, Inc., a Texas corporation (“Tarrant”), which is the general partner of TSL Equity Partners, L.P., a Delaware limited partnership (“Equity Partners”), which is a member of TSL Advisers.  Because of the investment by Equity Partners in TSL Advisers, Tarrant Capital may be deemed to beneficially own 5,364.8 shares of the TSL Shares (the “Tarrant TSL Shares”).

TSL FOF, L.P., a Delaware limited partnership (“TSL FOF”), directly holds 2,125 shares of Common Stock of the Issuer (the “Tarrant FOF Shares”) reported herein.  Tarrant is the general partner of TSL FOF.  Because of the relationship between Tarrant and TSL FOF, Tarrant Capital may be deemed to beneficially own the TSL FOF Shares. In addition, Tarrant Capital directly holds 1 share of Common Stock of the Issuer (the “Tarrant Share” and together with the Tarrant TSL Shares and the Tarrant FOF Shares, the “Tarrant Shares”).

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of each of Tarrant Capital and Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Tarrant Capital and Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TSL Shares and the Tarrant Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TSL Shares and the Tarrant Shares except to the extent of their pecuniary interest therein.  Because Mr. Waxman is a member of the board of managers of TSL Advisers, he may be deemed to beneficially own the TSL Shares.  Mr. Waxman disclaims beneficial ownership of the TSL Shares except to the extent of his pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TSL Advisers) engaged in making or recommending investments in securities of public and private companies.  The principal business of Tarrant Capital is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Equity Partners and TSL FOF) engaged in making or recommending investments in securities of public and private companies.”

Schedule I and Schedule II to Item 2 of this Amendment amend and restate Schedule I and Schedule II, respectively,  to Item 2 of the Original Schedule 13d in their entirety.

.Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following after the fifth paragraph thereof:

“Pursuant to the Subscription Agreement, dated as of December 2, 2011 (the “TSL FOF Subscription Agreement”), by and among the Issuer, TSL Advisers and TSL FOF, the Issuer delivered a capital drawdown notice to TSL FOF relating to the issuance of the TSL FOF Shares for a cash purchase price of $988.56 per share in a private placement, for an aggregate purchase price of $2,100,693 (the “December 2, 2011 Purchase Price”).  The Subscription Agreement sets forth the terms and conditions of the private placement, and contains customary representations and warranties from the Issuer and TSL FOF with respect to the qualifications and ability of each to enter into and complete the private placement.

The December 2, 2011 Purchase Price will be funded by equity contributions from TSL FOF.

References to and descriptions of the TSL FOF Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the TSL FOF Subscription Agreement which is attached as Exhibit 5 hereto and incorporated herein by this reference.”

Page 7 of 13 Pages

Item 4.  Purpose of Transaction

This Amendment amends and restates the second and third paragraphs of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“The Reporting Persons may seek to dispose all or part of the TSL Shares and/or the Tarrant Shares from time to time, subject to limitations in the Subscription Agreement or the TSL FOF Subscription Agreement, as applicable, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Persons and/or other investment considerations.

In addition to the foregoing, as required by the Subscription Agreement, the TSL FOF Subscription Agreement, or otherwise, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and any securities exercisable for or convertible into Common Stock, limitations in the Subscription Agreement or TSL FOF Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following disclosure assumes that there are a total of 163,799 shares of Common Stock of the Issuer outstanding as of December 2, 2011, which figure is based on information provided to the Reporting Person by the Issuer.  Pursuant to Rule 13d-3 of the Act, (i) through TSL Advisers and Tarrant, Messrs. Bonderman and Coulter may be deemed to beneficially own 9,528 shares of Common Stock, which constitute approximately 5.8% of the outstanding Common Stock; (ii) through TSL Advisers, Mr. Waxman may be deemed to beneficially own 7,402 shares of Common Stock, which constitute approximately 4.5% of the outstanding Common Stock; (iii) through TSL Advisers, Group Advisors may be deemed to beneficially own 7,402 shares of Common Stock, which constitute approximately 4.5% of the outstanding Common Stock; and (iv) through Tarrant, Tarrant Capital may be deemed to beneficially own 7,490.8 shares of Common Stock, which constitute approximately 4.6% of the outstanding Common Stock.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by inserting the following at the end thereof:

5.	Subscription Agreement, dated as of December 2, between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC.

Page 8 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2011

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

Alan Waxman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of Alan Waxman (3)

Page 9 of 13 Pages

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

(3)
Ronald Cami is signing on behalf of Mr. Waxman pursuant to the authorization and designation letter dated March 10, 2011, which was previously filed with the Securities and Exchange Commission as an exhibit to a Schedule 13D filed by Mr. Waxman on June 27, 2011 (SEC File No. 005-86304).

Page 10 of 13 Pages

Schedule I

All addresses are c/o TPG Capital L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
Jonathan J. Coslet	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 11 of 13 Pages

All addresses are c/o TPG Capital L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Executive Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
Clive D. Bode	Vice President
Richard W. Boyce	Vice President
Kevin R. Burns	Vice President
Jonathan J. Coslet	Vice President
Timothy D. Dattels	Vice President
Kelvin L. Davis	Vice President
Eugene J. Frantz	Vice President
James R. Gates	Vice President
Asiff Hirji	Vice President
Michael MacDougall	Vice President
John W. Marren	Vice President
Todd Sisitsky	Vice President
Bryan Taylor	Vice President
Jerome C. Vascellaro	Vice President
Jack C. Weingart	Vice President
Carrie A. Wheeler	Vice President
James B. Williams	Vice President
Nathan H. Wright	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 12 of 13 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
5.	Subscription Agreement, dated as of December 2, 2011 between TPG Specialty Lending, Inc., TSL FOF, L.P. and TSL Advisers, LLC.

 Page 13 of 13 Pages